SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CB BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

124785 10 6

(CUSIP Number)

Central Pacific Financial Corp.
220 South King Street
Honolulu, HI 96813
Attn: Neal Kanda
(808) 544-0622

With copy to:
Gordon Bava, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Blvd.
Los Angeles, CA 90064-1614
(310) 312-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124785 10 6

1.	Names of Reporting Persons. Central Pacific Financial Corp. I.R.S. Identification Nos. of above persons (entities only). 99-0212597

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] N/A

6.	Citizenship or Place of Organization State of Hawaii

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 88,741 (2.27%)

	8.	Shared Voting Power 295,587* (7.57%)

	9.	Sole Dispositive Power 88,741 (2.27%)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,328*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) * [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.85%

14.	Type of Reporting Person (See Instructions) CO

*348,264 shares of CB Bancshares, Inc. (the “Issuer”) common stock are subject to a voting agreement dated April 16, 2003 (“Voting Agreement”) entered into between CPB Inc. (predecessor in name to Central Pacific Financial Corp. (“CPF”) and TON Finance, B.V. in connection with a merger proposal made by CPF.  In accordance with the Voting Agreement, 295,587 shares may be voted without restriction; the remaining 52,677 shares may be voted only after the shareholders of the Issuer approve CPF’s acquisition of more than a specified percentage of the Issuer’s stock under the Hawaii Control Share Acquisitions Statute. CPF expressly disclaims any beneficial ownership of any shares of the Issuer common stock covered by the Voting Agreement, and further disclaims any shared voting power with respect to the 52,677 shares discussed above.  Based on the number of shares of the Issuer common stock outstanding as of March 4, 2003 (as reported by the Issuer in its proxy statement), the shares for which CPF may be deemed to share voting power represent 7.57% of the outstanding shares of common stock of the Issuer.  The filing of this Schedule 13D shall not be construed as an admission by CPF that it is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other federal or state law, the beneficial owner of the shares that are subject to the Voting Agreement.

Item 1.	Security and Issuer

The name of the subject company is CB Bancshares, Inc., a Hawaii corporation (the “Issuer”), and the address of its principal executive offices is 201 Merchant Street, Honolulu, Hawaii 96813.  The Issuer’s telephone number is (808) 535-2500.  The class of securities to which this statement relates is the Common Stock, par value $1.00 per share, of the Issuer (the “Shares”).

Item 2.	Identity and Background
Name: Central Pacific Financial Corp. (“CPF”) (until April 23, 2003, CPF was known as CPB Inc.)
State of Organization: Hawaii
Address of Principal Business: 220 South King Street Honolulu, Hawaii 96813
Principal Business: CPF is a bank holding company for Central Pacific Bank, the third largest commercial bank in the State of Hawaii.

Set forth on Exhibit A is the name of each of the directors and executive officers of CPF, and their citizenship, present occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to CPF’s knowledge.

During the last five years, neither CPF, nor to CPF’s knowledge, any person named on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither CPF, nor to CPF’s knowledge, any person named on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The aggregate amount of funds used by CPF to purchase 88,741 Shares owned by it was approximately $4,038,955. Such amount was derived from working capital and dividends from its subsidiaries.
Neither of the parties to the Voting Agreement (described in Item 4) paid any monetary consideration to the other for entering into such agreement.

Item 4.	Purpose of Transaction

(a)-(b)  In a press release dated April 16, 2003 (“Press Release”), CPF announced that it has formally proposed (“Proposal”) a merger of the two companies (“Merger”) to the management and board of directors of the Issuer.  A copy of the Proposal was attached to the Press Release.  The Proposal includes a 70 percent stock and 30 percent cash offer for all outstanding Shares of the Issuer. Based on the April 14, 2003 closing stock price for CPF, the Proposal has implied value of approximately $285 million, or $70 per share, to the Issuer’s shareholders. The consideration includes $21 in cash and 1.8956 shares of CPF common stock for each Share.  As a preliminary step to a negotiated merger, or as a means of acquiring up to 100% of the outstanding Shares on a non-negotiated basis, CPF may initiate a tender/exchange offer on the same financial terms proposed for the Merger (each of the Merger and/or the tender/exchange offer, “Transaction”).

The closing of the Transaction would be subject to customary regulatory and shareholder approvals, due diligence and redemption of the Issuer’s poison pill. A copy of the Press Release is attached hereto as Exhibit A and incorporated herein by reference.

In connection with the Proposal, on April 16, 2003, CPF and TON Finance, B.V. (“TON”), Issuer’s largest shareholder, entered into a voting agreement (“Voting Agreement”).  Neither party received consideration in connection with the execution and delivery of the Voting Agreement.  Pursuant to the Voting Agreement, TON, among other things, agreed to vote 295,587 shares of its Shares (the “TON Shares”) in favor of the Merger, a possible tender/exchange offer, and other proposals that may be made to facilitate the Transaction. Neal Kanda and Glenn Ching, in their respective capacities as officers of CPF, were appointed as TON’s revocable proxy and attorney–in–fact for the limited purposes set forth above and in the Voting Agreement at any Issuer meeting or by consent in lieu of any such meeting or otherwise. TON is free to sell or otherwise dispose of the TON Shares so long as the purchaser or transferee agrees to be governed by the Voting Agreement with respect to the limited issues covered thereby.

TON has also agreed to vote its remaining 52,677 Shares in favor of the Transaction after receipt of any required shareholder approval under the Hawaii Control Share Acquisitions Statute. Until then, except for proposals that would impede, interfere, delay, postpone, discourage or materially adversely affect the Transaction as to which TON has agreed to vote all of its Shares against, TON retains the right to vote those Shares on any matter in its discretion.

TON also designated CPF as its agent with respect to all of its Shares for the purpose of calling (but not voting at) one or more special meetings of the shareholders of the Issuer, including adjournments thereof, solely for the purpose of considering and voting upon the Transaction and any proposal intended to facilitate the Transaction.

In the event CPF commences a tender/exchange offer, TON has agreed to tender all of its Shares to CPF within five days after commencement of such Transaction.

(c) No determination has been made with respect to the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, but if the Transaction is consummated it is likely that bank offices outside of Hawaii will be closed and any branch office that is adjacent to a branch of CPF’s bank subsidiary and that carries other unfavorable features will be consolidated with the relevant CPF bank subsidiary branch.  It is currently estimated that up to 10 branches may be closed.

(d) The Proposal contemplates discussions regarding the addition of an appropriate number of the Issuer’s directors to the board of CPF and appropriate roles for Issuer’s senior management. At this time no determination has been made whether any member of the board or senior management will be offered positions following the Transaction, but in any event any additions of the Issuer’s directors will represent a minority of the total directors of CPF following the Transaction. While CPF has no present plans or proposals to do so, it reserves the right to seek changes to the Issuer’s board of directors.

(e) In the event the Transaction is consummated, it is expected that the dividend policy of the surviving corporation will be that of CPF immediately prior to the consummation of the Transaction, until otherwise changed by the board of directors of CPF in accordance with applicable laws.

(f) No determination has been made regarding material changes in the Issuer’s business or corporate structure.

(g) In the event the Transaction is effected by means of a tender/exchange offer as a result of which CPF acquires more than 50% but less than 75% of the outstanding shares of the Issuer, CPF may seek to amend the Issuer’s Articles of Incorporation and/or bylaws to facilitate consummation of the Merger or the acquisition of control of the Issuer.  In the event the Transaction is effected by means of the Merger, the Articles of Incorporation of CPF, in effect immediately prior to the Merger, shall be the Articles of Incorporation of the surviving corporation until thereafter amended as provided by Hawaii law and such Articles of Incorporation. It is also expected that the bylaws of CPF, as in effect immediately prior to the Merger, shall be the bylaws of the surviving corporation until thereafter amended.

(h)-(i)  If the Transaction is consummated as planned, the Issuer’s common stock will be deregistered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and delisted from The Nasdaq National Market.

(j) Not Applicable.

References to, and descriptions of, the Press Release and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Press Release and the Voting Agreement, respectively, included as Exhibits B and C, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer
(a)-(b)

As of April 16, 2003, CPF is the beneficial owner of 88,741 Shares or 2.27% of the Shares of the Issuer (the approximate number of the Shares owned is based on 3,902,309 Shares outstanding as of March 4, 2003 as set forth in the Issuer’s proxy statement).  CPF has sole voting and dispositive power with respect to these Shares.

As a result of the Voting Agreement, CPF may be deemed to have the shared power to vote currently 295,587 Shares (the TON Shares), which constitute approximately 7.57% of the outstanding Shares. However, CPF (i) is not entitled to any rights as a stockholder of the Issuer with respect to the TON Shares and (ii) disclaims any beneficial ownership of the TON Shares, and the additional 52,677 Shares owned by TON, which are also covered by the Voting Agreement.

TON is the record and beneficial owner of 348, 264 Shares. As a result of the Voting Agreement, TON may be deemed currently to have shared power with CPF to vote 295,587 Shares, which constitutes approximately 7.57% of the outstanding Shares.  TON currently has sole power to vote 52,677 Shares until the shareholders of Issuer approve the Transaction under the Hawaii Control Share Acquisitions Statute.  TON retains the sole power to dispose of the 348,264 Shares it owns subject to adherence to the terms of the Voting Agreement.  CPF disclaims beneficial ownership of any of Shares owned by TON.  Item 2 information regarding TON is set forth in Exhibit E attached hereto and incorporated herein by reference.

As of April 16, 2003, the executive officers and directors of CPF owned 1,437 Shares. These Shares are not included in this Schedule 13D as CPF disclaims beneficial ownership of such Shares.
(c)

The trading dates, number of Shares purchased and sold, and the price per Share for all transactions in the Shares during the past sixty days by CPF is set forth in Exhibit D and incorporated herein by reference.  All trades were effected in broker transactions.

(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Voting Agreement described in Items 4 and 5 herein, CPF is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit A:	Directors and Executive Officers of CPF.
Exhibit B:	Press Release of CPF dated April 16, 2003, including Letter from CPF to the Issuer dated April 15, 2003.
Exhibit C:	Voting Agreement between CPF and TON, dated April 16, 2003.
Exhibit D:	Schedule of Transactions in the Shares of the Issuer.
Exhibit E:	Item 2 Information for TON.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Central Pacific Financial Corp.

Dated: April 24, 2003	By:	/s/ GLENN K.C. CHING
Glenn K. C. Ching
Senior Vice President,
General Counsel and
Secretary

Attention:  Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A	Directors and Executive Officers of CPF

Exhibit B	Press Release of CPF dated April 16, 2003, including Letter from CPF to the Issuer dated April 15, 2003

Exhibit C	Voting Agreement between CPF and TON, dated as of April 16, 2003

Exhibit D	Schedule of Transactions in the Shares of the Issuer

Exhibit E	Item 2 Information for TON